UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)

MARCUS CORPORATION
(Name of Issuer)
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Common Stock, $1.00 par value
(Title of Class of Securities)
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566330106
(CUSIP Number)

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December 29, 2023
(Date of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d 1(b)
/ / Rule 13d 1(c)
/ / Rule 13d 1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act)or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 566330106


1.   Names of reporting persons

UBS Group AG directly and on behalf of certain subsidiaries

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2.   Check the appropriate box if a member of a group
a  / /
b  / /   See Item 8 of attached schedule
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3.  SEC use only
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4.  Citizenship or place of organization

Switzerland
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Number of shares beneficially owned by each reporting person with:

Number of       5.  Sole Voting Power 	      0
Shares Bene-    6.  Shared Voting Power       1299728
ficially        7.  Sole Dispositive Power    0
Owned by Each   8.  Shared Dispositive Power  1299728
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:

1299728

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10. Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

Shares / /

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11.  Percent of class represented by amount in Row (9)

5.28%

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12.  Type of reporting person (see instructions)
BK
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Item 1(a) Name of issuer:

MARCUS CORPORATION
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Item 1(b) Address of issuer's principal executive offices:

100 EAST WISCONSIN AVENUE, SUITE 1900
MILWAUKEE WI 53202-4125

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2(a) Name of person filing:

UBS Group AG
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2(b) Address or principal business office or, if none, residence:

UBS Group AG
Bahnhofstrasse 45
PO Box CH-8021
Zurich, Switzerland

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2(c) Citizenship:

Switzerland
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2(d) Title of class of securities:

Common Stock, $1.00 par value
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2(e) CUSIP No.:

566330106

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Item 3.	If this statement is filed pursuant to Sections
240.13d 1(b) or 240.13d 2(b) or (c), check whether the person filing is a:
(a) / /	Broker or dealer registered under section 15 of the
Act (15 U.S.C. 78o);
(b) /X /Bank as defined in section 3(a)(6) of the Act
(15 U.S.C. 78c);
(c) / /	Insurance company as defined in section 3(a)(19) of
the Act (15 U.S.C. 78c);
(d) / /	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C 80a 8);
(e / /	An investment adviser in accordance with Section
240.13d 1(b)(1)(ii)(E);
(f) / /	An employee benefit plan or endowment fund in
accordance with Section 240.13d 1(b)(1)(ii)(F);
(g) // A parent holding company or control person in
accordance with Section 240.13d 1(b)(1)(ii)(G);
(h) / / A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) / /	A church plan that is excluded from the definition
of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a 3);
(j) / /	A non-U.S. institution in accordance with
Section 240.13d 1(b)(1)(ii)(J);
(k) / /	Group, in accordance with Section
240.13d 1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with
Section 240.13d 1(b)(1)(ii)(J), please specify the type of institution: ________________________________

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Item 4.	Ownership

(a) Amount beneficially owned:  1299728.

(b) Percent of class: 5.28%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote __0_______.
(ii) Shared power to vote or to direct the vote ____1299728_____.
(iii) Sole power to dispose or to direct the disposition of _0________.
(iv) Shared power to dispose or to direct the disposition of ____1299728___.


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Item 5.	Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following / /.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

N/A

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Item 7.Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This statement on Schedule 13G is being filed by UBS Group AG on behalf of itself and its wholly owned subsidiary
UBS Financial Services Inc. On 12 June 2023, UBS
Group AG acquired Credit Suisse Group AG, succeedingby operation of Swiss law to all assets and liabilities of
Credit Suisse Group AG and
 became the direct orindirect shareholder of all of the former Credit Suisse Group AG's direct and indirect subsidiaries (theTransaction).

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Item 8. Identification and Classification of Members of the Group.
N/A
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Item 9. Notice of Dissolution of Group.
N/A
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Item 10.	Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under Section 240.Sub Section14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief,I certify that the information set forth in this statement is true, complete and correct.


Date: 02/06/2024

Signature: /s/
Name: Andrew Johnson
Title: Director

Date:  02/06/2024

Signature: /s/
Name:Rollins Simmons
Title: Authorized Signatory